

April 22, 2013

<u>Via E-mail</u>
Alexandros Mylonas
Chief Financial Officer
Freeseas Inc.
10 Eleftheriou Venizelou Street
10671 Athens, Greece

      Re: **Freeseas Inc.**
                Form 20-F, Item 16F
                Filed April 19, 2013
                File No. 000-51672

Dear Mr. Mylonas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing we may have additional comments.

1. We have received a PCAOB letter from Sherb & Co., LLP dated January 30, 2013 notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. We note from your December 31, 2012 Form 20-F that effective January 1, 2013 Sherb merged with RBSM and RBSM is now your auditor. Please revise to clarify if the PCAOB letter received from Sherb was to report the effective resignation or dismissal of Sherb as your auditor in connection with the merger with RBSM and clarify why Sherb's letter indicates the effective date as January 30, 2013 and your Form 20-F states that the merger was effective January 1, 2013.

2. Furthermore, please revise to provide all disclosures required by Item 16F of Form 20-F regarding the effective resignation or dismissal of Sherb with the merger and appointment of RBSM if RBSM remains your current auditor. Include an updated letter from Sherb addressing your revised disclosure.

3. In addition, we note that you dismissed E&Y as your auditors on September 11, 2012. We further note from your Form 6-K filed September 19, 2012 that although you believe

there were no disagreements with E&Y, E&Y has not advised you whether it agrees with your statement. Please revise to file the required letter from E&Y immediately. Refer to Item 16F(a)(3) of Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant